As filed with the Securities and Exchange Commission on February 28, 2003

                                        1933 Act Registration No. 2-26011
                                        1940 Act Registration No. 811-01476

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-1A

      REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]

                        Pre-Effective Amendment No.             [ ]

                        Post-Effective Amendment No. 40         [X]

                                       and

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [X]

                             Amendment No. 40     [X]
                                           --

                        (Check appropriate box or boxes)

                             THE RAINBOW FUND, INC.
               (Exact name of registrant as specified in charter)
                              375 South End Avenue
                                   Suite 28-L
                               New York, NY 10280
                    (Address of principal executive offices)

       Registrant's telephone number, including area code: (646) 279-7206

                                ARIEL J. GOODMAN
                                The Rainbow Fund, Inc.
                                375 South End Avenue
                                     Suite 28-L
                                New York, NY 10280

                     (Name and Address of Agent for Service)

                                   Copies to:

                                BETH R. KRAMER, ESQ.
                                Kirkpatrick & Lockhart LLP
                                599 Lexington Avenue
                                New York, NY 10022-6030
                                Telephone: (212) 536-4024

Approximate date of proposed public offering: Effective date of this Post-Effective Amendment.

It  is  proposed  that  this  filing  will  become   effective  (check
appropriate box)

        [X] immediately upon filing pursuant to paragraph (b)
        [ ] on (date) pursuant to paragraph (b)
        [ ] 60 days after filing pursuant to paragraph (a)(1)
        [ ] on (date) pursuant to paragraph (a)(1)
        [ ] 75 days after filing pursuant to paragraph (a)(2)
        [ ] on (date) pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:
        [ ] This post-effective amendment designates a new effective date for a previously filed post- effective amendment.

                            The Rainbow Fund, Inc.

                      Contents of Registration Statement


This Registration Statement consists of the following papers and documents.

      Cover Sheet

      Contents of Registration Statement

      Part A    -    Prospectus

      Part B    -    Statement of Additional Information

      Part C    -    Other Information

      Signature Page

      Exhibits

THE RAINBOW FUND, INC.

                                FEBRUARY 28, 2003

                              375 SOUTH END AVENUE
                                   SUITE 28-L
                               NEW YORK, NY 10280
                                  646-279-7206

                                   PROSPECTUS

                          COMMON STOCK ($.10 PAR VALUE)

      The Rainbow Fund, Inc. (the "Fund") is a no-load mutual fund that seeks growth of capital, primarily through investment in the common stock of companies that have progressive policies with respect to the gay and lesbian community or that have not adopted policies or engaged in practices that suggest hostility or discriminatory behavior towards members of the gay and lesbian community. The Fund is designed for investors who are aware of the risks involved and seek the possibility of obtaining capital growth. The Fund may use certain speculative techniques, including the acquisition of put and call options, the writing of covered and uncovered put and call options, and short selling.

      The minimum initial subscription is $500 and the minimum subsequent investment is $50. There are no sales or redemption charges. The Fund does not charge its shareholders for advertising, promotion, and marketing activities. Please read this prospectus before investing, and keep it on file for future reference; it contains important information, including how the Fund invests and the services available to shareholders.

      THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS
                                                                        Page No.

STRATEGIES, RISKS, AND PERFORMANCE...........................................1

      Investment Objective...................................................1

      Principal Investment Strategies........................................1

      Principal Risks of Investing...........................................1

FEES AND EXPENSES............................................................3

IMPORTANT INVESTMENT INFORMATION.............................................3

      Social Goals...........................................................3

      Types of Investments...................................................4

      Portfolio Turnover.....................................................6

      Temporary Defensive Positions..........................................6

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE..................................6

MANAGEMENT, ORGANIZATION, AND CAPITAL STRUCTURE..............................7

SHAREHOLDER INFORMATION......................................................8

      Pricing of Fund Shares.................................................8

      Purchase of Fund Shares................................................8

      Redemption of Fund Shares..............................................9

      Dividends and Distributions............................................9

      Tax Consequences.......................................................9

      Retirement Plans......................................................10

FINANCIAL HIGHLIGHTS........................................................10

ADDITIONAL INFORMATION......................................................11

      Description of Common Stock...........................................11

      Reports...............................................................12

                       STRATEGIES, RISKS, AND PERFORMANCE

INVESTMENT OBJECTIVE

      The Fund's investment objective is growth of capital. Furman, Anderson & Co., the Fund's investment adviser ("Furman, Anderson & Co." or the "adviser"), selects portfolio securities primarily on the basis of potential capital enhancement.

PRINCIPAL INVESTMENT STRATEGIES

      Most of the Fund's investments will be in common stocks, although the Fund may also retain cash and invest in defensive securities, such as preferred stocks, bonds, or other fixed income securities. No attempt will be made to create a regular flow of current income.

      In addition, the Fund seeks to invest in companies that have progressive policies with respect to the gay and lesbian community or that have not adopted policies or engaged in practices that suggest hostility or discriminatory behavior towards the gay and lesbian community. These policies are referred to as "social goals."

PRINCIPAL RISKS OF INVESTING

      An investment in the Fund is not guaranteed; the Fund involves the risk that an investor may lose money. When you sell your shares of the Fund, they could be worth more or less than what you paid for them. Prices of common stocks and other equity securities acquired by the Fund will rise and fall in response to events that affect entire financial markets. In addition, the Fund's investment policies allow the use of speculative market techniques. These techniques are not frequently employed by conventional mutual funds and involve special risks. The Fund's social goals may also adversely affect the Fund's performance, because they may limit the availability of companies in which the Fund can invest.

      The Fund is a "non-diversified" investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). This means that it is not restricted as to the percentage of its assets it may invest in the securities of any issuer, subject to the Fund's policy prohibiting the investment of more than 25% of its assets in a particular industry. Non-diversification may lead to greater investment risk.

PERFORMANCE

      Past performance is not necessarily an indication of how the Fund will perform in the future. However, the following bar chart and table provides some indication of the risks of investing in the Fund by showing changes in performance from year to year and by showing how average annual returns for certain periods compare with those of a widely recognized index of market performance. The calculation of total returns in the chart and table below assumes reinvestment of all capital gains and dividends.

                                   [BAR CHART]

                  Year-by-Year Total Returns (calendar years)

                                1993         0%
                                1994         0%
                                1995        12%
                                1996        13%
                                1997        25%
                                1998       -10%
                                1999        -3%
                                2000        -4%
                                2001    -10.54%
                                2002    -13.80%


      The Fund's highest return during this time period for a quarter was 17.22% for the quarter ending December 31, 1996. The lowest return for a quarter during this time period was (19.13%) for the quarter ending September 30, 1998. The Fund's fiscal year-to-date return as of October 31, 2002 was (13.80%).

      The table below compares the Fund's average annual total returns to the annual total returns of the S&P 500 Index. It provides an indication of the risks of investing in the Fund by comparing the Fund's performance with a broad measure of market performance.




                          AVERAGE ANNUAL TOTAL RETURN
                     (FOR THE PERIOD ENDED OCTOBER 31, 2002)

RAINBOW FUND                          ONE YEAR     FIVE YEARS       TEN YEARS
                                      --------     ----------       ---------

Return Before Taxes                   (13.80%)      (35.78%)          (2.66%)

Return  After Taxes on                (13.80%)      (45.76%)         (28.22%)
Distribution(1)(2)

Return After Taxes on                 (8.41%)       (25.58%)          (3.78%)
Distributions and Sale of Fund
Shares(1)(2)

S&P 500 Index(3)(4)                   (15.10%)        .73%            9.87%

   (1) The after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. The after-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. In some cases, the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of Fund shares at the end of the measurement period. Actual after-tax returns depend on an investor's tax situation and may differ from those shown and after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

   (2) Due to the events of September 11, 2001, all files prior to this date were destroyed. After tax total returns were derived using distribution information from prior years' annual reports. Reinvestment prices on distributions were assumed to be the net asset value on ex-dividend date. Tax on capital gain distributions was calculated assuming all of such was short term.

   (3) The S&P 500 Index is a widely recognized, unmanaged index of the 500 largest companies in the U.S. market.

   (4)   Reflects no deductions for fees, expenses or taxes.

                                FEES AND EXPENSES

This table describes the fees and expenses an investor pays to buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Sales Charge (Load) Imposed on Purchases ...............None
Deferred Sales Charge (Load)............................None
Sales Charge (Load) Imposed on Reinvested Dividends.....None
Redemption Fee..........................................None
Exchange Fee............................................None

Annual Fund Operating Expenses (expenses that are deduced from Fund assets)
Management Fee*........................................0.63%
Distribution and/or Service (12b-1) Fees................None
Other Expenses........................................11.24%
Total Annual Fund Operating Expenses..................11.87%


*The sole component of the management fee is the advisory fee which is reduced, but not below zero, by the amount, if any, by which the expenses of the Fund, exclusive of compensation, interest, brokerage commissions, taxes, dividends on short sales and legal fees incurred in connection with litigation in which the Fund is a plaintiff, exceed 3%.

EXAMPLE

      This example is intended to permit the comparison of the cost of investing in the Fund with the cost of investing in other mutual funds. This example assumes that $10,000 is invested in the Fund for the time periods indicated and that all shares are redeemed at the end of each period. The example also assumes that the investment has a 5% return each year and that the Fund's operating expenses remain the same. Although an investor's actual costs may be higher or lower, based on these assumptions the cost of investing in the Fund would be:


            1 YEAR           3 YEARS           5 YEARS          10 YEARS
            ------           -------           -------          --------
            $1,146            $3,208           $4,996            $8,496


                        IMPORTANT INVESTMENT INFORMATION

SOCIAL GOALS

      The Fund believes that the companies responsive to members of the gay and lesbian community may also exhibit forward-looking approaches in other vital management areas. These policies may result in improved employee morale that is conducive to efficient operation and may reduce the company's exposure to costly litigation involving discrimination issues. These companies may also experience long term benefits in the form of investor support from minority groups, including members of the gay and lesbian community.

      The adviser's judgment concerning a particular company's social goals will necessarily be subjective. The adviser and the Fund cannot be assured that all of the companies selected for the Fund's portfolio will completely satisfy the Fund's social goals. The Fund may invest in companies as to which it has no information about social goals, provided that the adviser is not aware of information indicating a hostile or discriminatory attitude towards the gay and lesbian community. While the Fund's social goals do not constitute a "fundamental investment policy," as defined under the Investment Company Act, which would require shareholder approval to change, the board of directors has no present intention of changing the social goals.

TYPES OF INVESTMENTS

      The following section describes some of the types of securities that the Fund may acquire, including some of the risks associated with these securities.

      PUT AND CALL OPTIONS: The Fund may purchase and write put and call option contracts on securities and on stock indices. Management intends to purchase and sell put and call options on securities for a number of purposes, including the following:


        o The earning of premium income in connection with the writing of options;
        o As a means to achieve capital appreciation in upward, neutral, and downward markets; and
        o  As a defensive technique in downward markets.

      The purchase of a call will allow the Fund to profit by a rise in the price of the underlying security, while limiting its investment to the premium. If the price of the underlying security does not rise sufficiently to cover the premium paid, or the price declines, the Fund will suffer a loss. The purchase of a put will place the Fund in a position equivalent to that of a short seller, while limiting its risk to the premium paid. If the market price of the underlying security rises, the Fund will suffer a loss. The purchase of a put is potentially profitable only when a market decline in the underlying security is anticipated.

      Writing a covered call provides a possible means of increasing the Fund's income in respect of securities held in the Fund's portfolio. If the price of the security should rise above the exercise price, the holder of the call will exercise. This will require the Fund to sell the underlying security at the exercise price and to forego the benefit of any additional price increase. Writing a covered call does not protect the Fund from a decline in the price of the underlying security, although the premium received will mitigate the Fund's loss.

      Writing an uncovered call or an uncovered put will be effective principally for the purpose of earning additional income from the premiums generated, when the Fund does not anticipate that an adverse difference will develop between the exercise price and the market price. An uncovered put might also be sold when the Fund desires to establish a position in the underlying security, but has not determined the exact timing of the purchase. If the Fund writes a put with an exercise price deemed to be within an acceptable range, its cost for such security, if the put were exercised, will be reduced by the premium received. The writing of an uncovered call or an uncovered put will subject the Fund to a limitless loss in the event of adverse market movements.

      The Fund may purchase or write stock index put and call options that are traded on national securities exchange. These transactions may be effected if the adviser determines that the securities underlying the index correlate sufficiently with the securities in the Fund's portfolio so as to provide a hedge against changes in market conditions affecting the Fund's portfolio. For example, if the Fund anticipates a market decline but concludes that a rapid liquidation of its portfolio would be disadvantageous, it may purchase put options on a stock index. To the extent that the index correlates to the Fund's portfolio securities, a decline in the Fund's portfolio values will be offset by an increase in the value of the stock index put option. Conversely, if the Fund anticipates a general market advance, the purchase of a stock index call affords a hedge at a time when the Fund is not fully invested. The Fund will purchase and write stock index options only as a hedge against the effect that changes in general market conditions may have on the values of securities held in the Fund's portfolio, or securities that the Fund intends to purchase, if the transactions are economically feasible.

      Option transactions will be limited so that at the time any option is written, the aggregate amount of the Fund's assets required to be posted as collateral or maintained in a segregated account to cover the Fund's obligations will not exceed 5% of the Fund's net assets in respect of options pertaining to the securities of any single issuer or 25% of the Fund's net assets in respect of all unexpired uncovered options written by the Fund. Further, the aggregate sums represented by premiums paid for options held by the Fund will not exceed 10% of the Fund's net asset value. Existing uncovered option positions will not be covered or closed out, and options held by the Fund will not be exercised, solely because a change in the market value of the underlying securities or a change in relative value, causes the percentage limitations to be exceeded.

      WARRANTS: The Fund may invest in warrants to the extent of 10% of its net asset value. Warrants held in its portfolio will not be sold solely because a change in relative values causes this percentage limitation to be exceeded.

      FOREIGN SECURITIES: The Fund may invest in securities issued by foreign companies to the extent of 25% of its net asset value, subject to the limitation that the Fund may not have more than 15% of its net assets invested in illiquid or not readily marketable securities. Foreign securities held in its portfolio will not be liquidated solely because a change in relative values causes this percentage limitation to be exceeded. The 25% limitation will not apply to investments in securities that are listed in the United States on a national securities exchange.

      SHORT SALES: The Fund may sell securities short as a defensive measure. Short selling involves the sale of borrowed securities. The Fund is obligated to replace the securities at the market price prevailing at the time the Fund purchases the securities for delivery to the lender, regardless of the cost. The Fund can realize a profit if the market value of a security sold short declines. If the market value of the security increases, the Fund will sustain a loss. Potential losses on short positions are greater than those on securities owned by the Fund. No short sale will be effected that will cause the then aggregate current market value of all securities sold short to exceed 25% of the value of the Fund's net assets or cause the then aggregate current market value of the unlisted securities sold short to exceed 5% of the value.

      In recent years, the Fund has rarely invested in warrants or foreign securities or engaged in short sales. These techniques may be used at any time, however, if the adviser determines that they will enhance or protect the value of the Fund's shares.

PORTFOLIO TURNOVER

      The Fund does not restrict the frequency of trading to limit expenses or to minimize the tax effect that the Fund's distributions may have on shareholders. The Fund may engage in active and frequent trading of portfolio securities to achieve their principal investment strategies. Due to the Fund's use of option techniques, the turnover rate of the Fund has been higher in some years than that of other mutual funds. For example, for the fiscal year ended October 31, 2002 the Fund's turnover rate was 60%.

      A high turnover rate indicates correspondingly high brokerage commissions payable by the Fund. Furman, Anderson & Co. is responsible for all portfolio decisions and for the allocation of all brokerage transactions. Robert M. Furman, a controlling person of Furman, Anderson & Co., is a registered representative of Glickenhaus & Company, 6 East 43rd Street, New York, NY 10017, which is the Fund's principal broker.

TEMPORARY DEFENSIVE POSITIONS

      The Fund may from time to time, take temporary defensive positions that are inconsistent with the Fund's investment strategies in attempting to respond to adverse market, economic, or other conditions. For temporary defensive purposes, the Fund may invest in the securities of "money-market" investment companies. The Fund will limit its investment in any single money-market investment company to 1% or less of the issuer's total outstanding securities. During the time period when the Fund takes temporary defensive positions, the Fund's investment objective might not be met.

                   MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

      Prior to the horrific events that occurred on September 11th, corporate earnings were down and the economy was weak. September 11th pushed an economy that had been teetering on the verge of a recession over the edge. The markets have spent an uncertain year with worries of war and other acts of terrorism. This uncertainty has caused a general market decline. During the Fund's fiscal year ended October 31, 2002, the Fund's net assets decreased by -13.80%.

      For the short term, we are likely to be in for a difficult period. Remember that a recession is followed by a recovery, just as experienced in the 1990-1991 market. We expect it will last a little longer this time, but the market will begin to recover before the economy statistically emerges from this recession. It is difficult to pinpoint the beginning of a recovery, however, we believe steps being taken by U.S. policy makers (interest rate cuts, money supply growth, tax relief, etc.) will ensure that our economic system remains strong.

      The following table illustrates the results of $10,000 invested in the Fund for the 10-year period from October 31, 1993 through October 31, 2002, compared to the S&P 500 Index. The graph is computed on a "total return" basis and assumes the reinvestment of both income and capital gains distributions. The following table provides the Fund's average annual total returns for the 1, 5, and 10 year periods as of the end of the last day of the Fund's most recent fiscal year. Past performance is not necessarily an indication of how the Fund will perform in the future.

                                   [BAR CHART]

                  Year-by-Year Total Returns (Calendar Years)

                             RAINBOW                     S&P
                        1993         0%             1993    11.74%
                        1994         0%             1994     0.97%
                        1995        12%             1995    23.11%
                        1996        13%             1996    21.28%
                        1997        25%             1997    20.68%
                        1998       -10%             1998    20.12%
                        1999        -3%             1999    24.05%
                        2000        -4%             2000     4.88%
                        2001    -10.54%             2001   -25.86%
                        2002    -13.80%             2002   -15.10%


      MANAGEMENT, ORGANIZATION, AND CAPITAL STRUCTURE

      The Fund's investment adviser is Furman, Anderson & Co. Robert M. Furman, a controlling person of the adviser, is a member of the New York Stock Exchange and serves as a registered representative of Glickenhaus & Company, 6 East 43rd Street, New York, NY 10017, which is the Fund's principal broker for portfolio transactions. The adviser's address is 375 South End Avenue, Suite 28-L, New York, NY 10280. The adviser was organized as a New York limited partnership by Robert M. Furman, who is its principal partner. The adviser including its predecessor, Robert M. Furman, a sole proprietor, has been the Fund's adviser since 1974. The adviser manages the investment of the Fund's portfolio and administers its affairs, subject to the supervision of the Fund's board of directors.

      The aggregate fee paid to the adviser for the fiscal year ending October 31, 2002, was 0.63% of the Fund's average net assets. The amount paid to the adviser as an annual fee is computed as follows:

        o 0.63% of the Fund's average annual net asset value not exceeding $2,000,000;
        o 0.5% of the average annual net asset value with respect to net assets between $2,000,000 and $5,000,000; and
        o 0.375% of the average annual net asset value with respect to assets exceeding $5,000,000.

      The adviser or its affiliates may also receive economic benefits through the receipt of brokerage commissions on Fund portfolio transactions.

      The advisory agreement provides that the Fund will pay for substantially all of its operating expenses. The advisory fee to be paid to the adviser described above is to be reduced, but not below zero, by the amount, if any, that the expenses of the Fund, exclusive of the compensation, interest, brokerage commissions, taxes, dividends on short sales, and legal fees incurred in connection with litigation in which the Fund is a plaintiff, exceed 3% of that portion of the Fund's average annual net assets below $10,000,000; 0.5% of average annual net assets from $10,000,000 to $30,000,000; and 0.25% of average annual net assets above $30,000,000.

      The advisory agreement recognizes that the adviser will act as the Fund's regular broker, and will execute portfolio transactions, except when better price or execution is obtainable through another broker. The adviser's fee will also be reduced, but not below zero, by 50% of the amount that the brokerage fees received by the adviser with respect to the Fund's portfolio transactions exceed 2% of the Fund's average annual net assets. Such reduction will also be effected with regard to brokerage fees that are received by any affiliate of the adviser.

      Robert M. Furman is principally responsible for the execution of the Fund's transactions, subject to the availability of better price and execution service through other brokers. The Fund also pays transfer agency and shareholder service fees to Investor Data Services, an affiliate of the adviser.

                             SHAREHOLDER INFORMATION

PRICING OF FUND SHARES

      The price of the Fund's shares is based on the Fund's net asset value ("NAV"). The Fund values its shares at market value and the NAV of each Fund share is calculated as of the close of business of the New York Stock Exchange on each business day. To calculate the NAV, the Fund's assets are valued and totaled, liabilities are subtracted and the balance, or net assets, is divided by the number of shares outstanding. The price at which a purchase or redemption is effectuated is based on the next calculation of NAV after the order is placed.

      The value of the Fund's shares will not be priced on weekends and the following holidays: New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

PURCHASE OF FUND SHARES

      The minimum initial investment is $500. Subsequent purchases must be at least $50. The minimum subsequent purchase requirements are waived on purchases made by reinvesting dividends. No share certificates will be issued for Fund shares, unless specifically requested in writing by an investor or the investor's dealer or broker. The Fund reserves the right to suspend the offering of its shares, to reject any specific order and to change or waive minimum investment requirements. Shares of the Fund may be purchased without a sales load at the NAV next determined after an order for shares is received and accepted by the Fund.

      Investors desiring to purchase Fund shares by mail may obtain a share purchase application by calling 646-279-7206. The share purchase application should be completed and mailed to the Fund at The Rainbow Fund, Inc., 375 South End Avenue, Suite 28-L, New York, NY 10280, together with a check in U.S. dollars payable to "The Rainbow Fund."

      If the Fund receives an order in proper form by 4 p.m. Eastern time, it will issue shares at that day's NAV. If an order is received after 4 p.m., it will be priced at the next business day's NAV.

      Shares may also be purchased through broker-dealers or banks. Some broker-dealers and banks may charge transaction fees for these services. The Fund does not charge any fees for purchase transactions directly with the Fund.

REDEMPTION OF FUND SHARES

      The Fund's shares are redeemable at the NAV next determined after receipt of a written request for redemption in good order. The Fund will make payment within seven days after receipt of the redemption request. Good order means that the redemption request includes the following:

        o  The stock certificate, if issued;
        o A letter of instruction or a stock assignment specifying the number of shares to be redeemed, signed by all registered owners in the exact manner that the shares are registered; and
        o Other supporting legal documents, if required, as in the case of corporations, estates, trusts, or other owners in fiduciary capacity.

      To protect shareholder accounts, the Fund and the transfer agent may require a guarantee of the signature of each registered owner by a bank, member of a national security exchange, or other eligible guarantor institution.

      Requests for redemption must be made directly to Investor Data Services, Bowling Green Station, P.O. Box 897, New York, NY 10274. It is unnecessary to use the services of a broker to redeem shares of the Fund. If broker services are used, the broker may charge a fee.

DIVIDENDS AND DISTRIBUTIONS

      The Fund intends to declare dividends on an annual basis in October of each year as of the date set by the board of directors. Because current income is not a principal objective of the Fund, the amount of dividends, if any, will likely be small. Distributions may also be made annually in December out of any net short-term or long-term capital gains realized from the sale of securities, premiums from expired calls written by the Fund, and net profits from hedging transactions, realized in the 12 months ending on October 31st of that year. Any long-term capital gains distributions and any non-taxable return of capital will be separately identified when tax information is distributed by the Fund. There is no fixed dividend rate, and there can be no assurance as to the payment of any dividends or the realization of capital gain.

      All dividends and capital gains distributions are automatically reinvested in Fund shares at NAV, as of a date selected by the board of directors, unless the shareholder asks the transfer agent, in writing, to pay dividends or capital gains distributions in cash. To be effective, the request must be received prior to the record date for a dividend.

TAX CONSEQUENCES

      This discussion relates solely to federal tax laws and is not intended to be exhaustive. A qualified tax adviser should be consulted by each shareholder. The Fund's dividends and distributions may also be subject to state and local taxation.

      The Fund presently qualifies as a "regulated investment company" under Subchapter M of the Internal Revenue Code. Due to its qualification, the Fund is not liable for federal income taxes, that it would otherwise be liable, on amounts paid by it as dividends and distributions.

      Dividends paid by the Fund derived from net investment income or net short-term capital gains are taxable to shareholders as ordinary income, whether received in cash or reinvested. Long-term capital gains distributions, if any, are taxable as long-term capital gains, whether received in cash or reinvested and regardless of how long Fund shares have been held. An investor purchasing Fund shares shortly before the declaration of a dividend or capital gains distribution will receive a distribution subject to income tax. The distribution will have the effect of reducing the Fund's NAV per share by the amount of the distribution and result in a return of a portion of the investment. The distribution will be taxable to the investor, even if the net asset value of his or her shares is reduced below the cost of such shares. For federal income tax purposes, the shareholder's original cost will continue as the tax basis of such shares.

      An exchange of the Fund's shares for shares of another fund will be treated as a sale of the Fund's shares and any gain on the transaction may be subject to federal income tax.

      After the close of each calendar year, the Fund will send a notice to shareholders specifying which portion of the payments they received was ordinary income and which portion was long-term capital gains for income tax reporting purposes.

RETIREMENT PLANS

      An Individual Retirement Account may be funded with shares of the Fund. Custodial fees may be charged for these services. Further information, a fee schedule and application forms may be obtained by writing or telephoning the Fund.

                              FINANCIAL HIGHLIGHTS

      This financial highlight table is intended to help an investor understand the Fund's financial performance for the past five fiscal years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned, or lost, on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information, for the fiscal year ending October 31, 2002, has been audited by Tait, Weller & Baker, whose report, along with the Fund's financial statements, are included in the Statement of Additional Information or annual report, each of which is available upon request.

                       FISCAL YEAR ENDED OCTOBER 31, 2002

                                 2002      2001      2000      1999       1998
                                 ----      ----      ----      ----       ----
      Net Asset Value,
      Beginning of Year          $2.97     $3.32     $3.47     $3.59     $6.56
                                 -----     -----     -----     -----     -----
      Net Investment Income      (.25)     (.16)     (.13)     (.03)     (.12)

      Net Gaines or Losses on
      Securities (both
      realized and unrealized)    (.16)     (.19)     (.02)     (.09)     (.10)
                                 -----     -----     -----     -----     -----
      Total From Investment
      Operations                 (.41)     (.35)     (.15)     (.12)     (.22)
                                 -----     -----     -----     -----     -----
      Distributions (from
      capital gains)              .00       .00       .00       .00      (2.75)

      Total Distributions         .00       .00       .00       .00      (2.75)
                                  ---       ---       ---       ---      ------

      Net Asset Value,
      End of Year                $2.56     $2.97     $3.32     $3.47     $3.59
                                 -----     -----     -----     -----     -----
      Total Return             (13.80%)  (10.54%)   (4.32%)   (3.34%)   (9.95%)

      Net Assets,
      End of Period              $649      $754      $849      $921       $997

      Average Net Assets
      Prior to Reimbursement    12.49%      __        __        __         __

      Ratio of Expenses to
      Average Net Assets        11.87%     7.27%     6.48%     6.01%     3.73%

      Ratio of Net Income to
      Average Net Assets        (8.57%)   (5.21%)   (4.13%)   (3.71%)   (2.64%)

      Portfolio Turnover Rate     60%      122%      220%      127%       64%

      Ratio of Expenses to
      Average Net Assets
      Before Custody Fee
      Credits                   11.87%     7.27%     6.48%     6.01%     3.73%


                             ADDITIONAL INFORMATION

DESCRIPTION OF COMMON STOCK

      The authorized capital stock of the Fund consists of two million shares of common stock with a par value of $.10 per share. Each of the Fund's shares has equal dividend, voting, liquidation and distribution rights, except that fractional shares do not have voting power. There are no conversion or preemptive rights in connection with any of the Fund's shares.

      Matthew Furman, an adult child of Robert M. Furman, may be deemed to be a control person of the Fund because as of October 31, 2002, he owned of record and beneficially 126,277 shares of the Fund's common stock, representing 44.4% of the Fund's issued and outstanding common shares.

      The Fund was organized as a corporation in 1967 under the Delaware General Corporation Law. On March 1, 1990, the Fund was reincorporated in the State of Maryland.

REPORTS

      Each shareholder will receive an annual report containing audited financial statements of the Fund and a semi-annual report containing unaudited financial statements free of charge. Copies of the auditor's report on the condensed financial information contained under the caption "Per Share Income and Capital Changes" and copies of the Fund's annual and semi-annual reports may be obtained by writing or calling the Fund at the address and telephone number on the cover page of this prospectus.

               Custodian for the Securities    Transfer, Dividend
               and Cash of the Fund:           Disbursing and Redemption
                                               Agent for Fund Shares and
                                               all Shareholder Inquiries:

               U.S. Bank, N.A.                 Investor Data Services
               P.O.  Box 1118                  Bowling Green Station
               425 Walnut Street               P.O. Box 897
               ML 6118                         New York, NY 10274
               Cincinnati, OH  45201

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN MADE BY THE FUND OR THE ADVISER. THIS PROSPECTUS IS NOT AN OFFER IN ANY STATE IN THAT SUCH OFFER MAY NOT LAWFULLY BE MADE.

      The Statement of Additional Information includes additional information about the Fund. The Statement of Additional Information is incorporated by reference into this prospectus and legally forms a part of this prospectus.

      Additional information about the Fund's investments is available in the Fund's annual and semi-annual report to shareholders.

      The Statement of Additional Information and the Fund's annual and semi-annual reports are available, without charge, upon request. Investors may call collect at 646-279-7206 to request a copy of the Statement of Additional Information, the Fund's annual and semi-annual report and/or to make inquiries about the Fund.

      Additional information about the Fund, including the Statement of Additional Information and annual and semi-annual shareholders reports, may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Reports and other information about the Fund are available on the SEC's Internet site at HTTP://WWW.SEC.GOV. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at PUBLICINFO@SEC.GOV or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-0102.


               [INVESTMENT COMPANY ACT OF 1940, FILE NO. 2-26011]

                             THE RAINBOW FUND, INC.

                              375 SOUTH END AVENUE
                                   SUITE 28-L
                               NEW YORK, NY 10280
                                  646-279-7206

                       STATEMENT OF ADDITIONAL INFORMATION


                                FEBRUARY 28, 2003


     This statement of additional information is not a prospectus. It should be read in connection with the prospectus of The Rainbow Fund, Inc. (the "Fund"), which contains important information concerning the Fund's investment objectives, investment policies and restrictions, management, purchase, and redemption of Fund shares, and other information that the Fund's management considers to be material and important to any person considering an investment in the Fund's shares. The prospectus is incorporated by reference.

     A copy of the Fund's prospectus may be obtained at no charge by writing to the Fund at the address shown above or by calling the Fund collect at the number listed above. This statement of additional information relates to the prospectus of the Fund, dated February 28, 2003.

                                TABLE OF CONTENTS

                                                                        PAGE NO.


DESCRIPTION OF THE FUND......................................................1

 Fund History................................................................1
 Investment Strategy.........................................................1
 Fundamental Investment Restrictions.........................................1
 Non-Fundamental Restrictions................................................2
 Borrowing Money.............................................................2
 Portfolio Turnover..........................................................3
 Temporary Defensive Positions...............................................3
 Principal Investment Risks..................................................3

MANAGEMENT OF THE FUND.......................................................9


 Director Share Ownership as of October 31, 2002............................10
 Compensation Table.........................................................11
 Code of Ethics.............................................................11
 Charitable Contribution Program............................................11


CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES.........................12

INVESTMENT ADVISORY AND OTHER SERVICES......................................12

 Investment Advisory Services...............................................12
 Annual Board Approval of the Investment Advisory Agreement.................14
 Administrative Services....................................................15
 Custodian..................................................................15
 Auditing Services..........................................................15

BROKERAGE ALLOCATION AND OTHER PRACTICES....................................15

CAPITAL STOCK AND OTHER SECURITIES..........................................17

SHAREHOLDER INFORMATION.....................................................17

 Net Asset Value............................................................17
 Redemption.................................................................17
 Reinvestment of Dividends and Distributions................................18

TAXATION OF THE FUND........................................................18

PERFORMANCE DATA............................................................22

FINANCIAL STATEMENTS........................................................22

DOCUMENTS INCORPORATED BY REFERENCE TO THE ANNUAL REPORT....................23

                             DESCRIPTION OF THE FUND


FUND HISTORY

     The Fund was initially organized in 1967 as a Delaware corporation. In 1990, the Fund was organized as a Maryland corporation. The Fund has never engaged in any business, other than that of an investment company.

INVESTMENT STRATEGY

     The Fund is an open-end, management investment company and is "non-diversified" as defined in the Investment Company Act of 1940, as amended ("1940 Act"). As a non-diversified fund, it is able to concentrate in investments in fewer issuers than would be permitted if the Fund were classified as a "diversified" fund.

     The purpose of the Fund is to provide a sophisticated investment program for investors whose objective is the growth of capital. The Fund's securities are selected primarily on the basis of potential capital enhancement. While common stocks will comprise most of the portfolio, the Fund may also invest in defensive securities, including preferred stocks, bonds, or other fixed income securities, or retain funds in cash or cash equivalents.

     The Fund seeks to invest in companies that have progressive policies with respect to the gay and lesbian community or that have not adopted policies or engaged in practices that suggest hostility or discriminatory behavior towards the gay and lesbian community. These policies are referred to as "social goals." The Fund believes that the companies responsive to members of the gay and lesbian community may also exhibit forward-looking approaches in other vital management areas. These policies may result in improved employee morale that is conducive to efficient operation and may reduce the company's exposure to costly litigation involving discrimination issues. These companies may also experience long-term benefits in the form of investor support from minority groups, including members of the gay and lesbian community. The Fund's social goals may adversely affect the performance of the Fund because they limit the companies in which the Fund may invest.

     The Fund's investment policies permit management to employ speculative market techniques, including the purchase and sale of listed put and call options. The Fund also may purchase and write options on stock indices, sell securities short, invest in warrants and foreign securities, and borrow money for purposes of investing in securities.

FUNDAMENTAL INVESTMENT RESTRICTIONS

      The Fund has adopted fundamental investment restrictions. These restrictions cannot be changed without the vote of a majority of the outstanding voting securities. Under these restrictions, the Fund cannot:

        o Purchaser or sell real estate, unless it purchases interests in real estate investment trusts whose securities are registered under the Securities Act of 1933 and are readily marketable;

        o    Purchase or sell commodities or commodity contracts;

        o    Invest more than 25% of its assets in a particular industry;

        o    Underwrite the securities of other issuers;

        o Lend money, except in connection with the acquisition of publicly distributed bonds, debentures, or other corporate obligations;*

        o Issue any senior security (as that term is defined in Section 18(f) of the 1940 Act) if such issuance is specifically prohibited by the 1940 Act or the rules and regulations promulgated thereunder; or

        o    Purchase stock on margin.

     *This policy does not prohibit the Fund from lending portfolio securities that are adequately collateralized pursuant to the Rules and Regulations of the Securities and Exchange Commission ("SEC") or the announced policies of the staff of the SEC, although the Fund has never made any such loans of its securities and has no present intention to do so.

NON-FUNDAMENTAL RESTRICTIONS

      The Fund has also adopted additional policies for the investment of its assets. These policies may be changed by the board of directors, without a vote of the shareholders, provided that the changes do not permit investments inconsistent with the Fund's fundamental investment restrictions. Pursuant to these policies the Fund will not:

        o Invest in, or retain investments in, companies whose policies or practices are, to the knowledge of the Fund's board of directors or its adviser, inconsistent with the Fund's social goals;

        o Acquire more than 5% of the outstanding securities of a single issuer, or more than 10% of the estimated float in the securities of such issuer, whichever is lower ("Float" is defined as the outstanding securities of the issuer less the securities held by corporate officers, directors, and major stockholders as disclosed in the issuer's proxy statement.);

        o Invest in companies for the purpose of exercising control or management of the companies; or

        o Invest in securities of other investment companies except in the open market.

BORROWING MONEY

      The Fund may borrow money from banks for leverage purposes that will enable it to purchase additional securities with the proceeds of the borrowings. This money may be borrowed only from banks and then only if immediately after the borrowing there is an asset coverage for the borrowings of at least 300%. In the event that the asset coverage falls below 300%, within three days, the Fund must reduce the amount of its borrowings with the lending bank. The directors will take into account the necessity of liquidity for redemption purposes in deciding the amount of assets that may be pledged as collateral.

      Any investment gains made with borrowed monies in excess of interest paid will cause the net asset value of the Fund's common shares to rise faster than would otherwise be the case. On the other hand, if the investment performance of the securities purchased with borrowed monies fails to cover their cost to the Fund, the net asset value will decrease faster than would otherwise be the case. This is the speculative factor known as "leverage." Accordingly, borrowing for leverage purposes increases the risk to an investor. The Fund has not borrowed from any bank in many years, and management has no present intention to do so. Under changing circumstances leveraging may be utilized in the future.

      The Fund's policy with respect to borrowing money may be changed without shareholder approval.

PORTFOLIO TURNOVER

      "Turnover" is defined as the lesser of purchases or sales of portfolio securities for the fiscal year divided by the monthly average of the value of the portfolio securities owned by the Fund during the fiscal year. Due to the Fund's use of option techniques, the turnover rate of the Fund has been higher in some years than that of other mutual funds and may in the future exceed the turnover rate of a majority of mutual funds. For example, for the fiscal year ended October 31, 2002 the Fund's turnover rate was 60%.

      A high turnover rate indicates correspondingly high brokerage commissions payable by the Fund. Furman, Anderson & Co., the Fund's investment adviser ("Furman, Anderson & Co." or the "adviser"), is responsible for all portfolio decisions and for the allocation of all brokerage transactions. Robert M. Furman, a controlling person of Furman, Anderson & Co., is a registered representative of Glickenhaus & Company, 6 East 43rd Street, New York, NY 10007, which is the Fund's principal broker.

TEMPORARY DEFENSIVE POSITIONS

      The Fund may from time to time, take temporary defensive positions that are inconsistent with the Fund's investment strategies in attempting to respond to adverse market, economic, or other conditions. For temporary defensive purposes, the Fund may invest in the securities of "money-market" investment companies. The Fund will limit its investment in any single money-market investment company to 1% or less of the issuer's total outstanding securities. The effect of taking such a temporary defensive position is that the Fund may not achieve its investment objective.

PRINCIPAL INVESTMENT RISKS

      Among the speculative techniques the Fund may employ are the purchase and sale of put and call options. The prospectus describes the investment goals and risks associated with the purchase and writing of options on securities and options on stock indices.

      The Fund has determined that it will, at the time it makes a short sale or writes any option, maintain in a segregated account with its custodian in cash or United States government securities in an amount equal to the difference between (1) the market value of the securities sold, or the market value of the option written, at the date sold or written, and (2) any cash or United States government securities required to be deposited with the broker in connection with the short sale or option, excluding the proceeds from the short sale or option premium. The Fund will at all times maintain the segregated account at this initial level and will adjust it daily, if necessary, to maintain it at a level that ensures that the amount segregated plus the amount held as collateral by the broker equals the current market value of the securities sold short or the options written. Redundant collateral or segregated funds will not be maintained. For example, if a put is written on the same security as to which a short sale is made, collateral and/or segregation will be maintained only for the short sale since the put will be covered by the short sale position. The Fund may change its collateral and segregation policies if the board of directors determines that any such change is in the best interests of the shareholders and consistent with law.

      Below is an explanation of certain techniques that the Fund may use in connection with its transactions in put and call options.

      PUT AND CALL OPTIONS: A PUT is an option contract that obliges the writer to buy and gives the holder the right to sell a particular security, the UNDERLYING SECURITY, at a specified price, the exercise price, within a period expiring on a specified date, the EXPIRATION DATE.

      A CALL is an option contract that obliges the writer to sell and gives the holder the right to buy the underlying security at a specified price on or before the expiration date.

      The PREMIUM is the price that is paid to the option writer by the buyer.

      A COVERED CALL OPTION obliges the writer of a put option to buy the underlying security and the writer of a call is obliged to sell the underlying security at the exercise price. The writer of a covered call limits his risk by owning the underlying security or a security convertible into the underlying security.

      The Fund can terminate its position in an option in the following ways:

        o If the Fund holds a put or call on a security and the option is in a profitable position, it can exercise the option, in which case it will be a seller of the stock underlying the put or a purchaser of the stock underlying the call.

        o If the Fund holds a stock index option, it can exercise the option through the options clearing corporation ("OCC"). The Fund will receive a "cash settlement" equal to the spread between the closing value of the index and the exercise price of the option.

        o The Fund also may enter into a closing purchase or a closing sale transaction for an option on a security or a stock index option it has previously written or purchased. The Fund will execute a closing purchase transaction for an option previously written by the Fund by purchasing, on the exchange on which the option is traded, an option of the same series and exercise price as the option previously written. This will terminate further market risk for that option. The Fund will have a profit or loss on a closing purchase transaction depending on whether the premium paid for the option purchased was lower or higher than the premium received when the option was written. In a closing sale transaction, the Fund will sell an option of the same series and exercise price as an option it had previously purchased, and will have a profit or loss depending upon whether the premium received on the sale was higher or lower than the premium paid for the option previously purchased.

      A COVERED CALL is a call whose writer owns the underlying security or a security convertible into the security. For example, assume the Fund has sold a call to A relating to 100 shares of XYZ Company with an exercise of $30, and charged a premium of $200. If the market in XYZ then moved to $40, A would most likely exercise the call, since the market difference will give a profit of $800 -- $1,000 less the $200 premium A paid into the Fund -- if A immediately resold the XYZ stock he acquired upon exercise. If the Fund owned 100 shares of XYZ stock, the Fund would be "covered." If the Fund were not covered, then the Fund would be obliged to purchase XYZ stock in the open market at $40, or possibly higher, in order to acquire the XYZ stock that it must deliver to A at $30. Theoretically, in a rapidly rising market, the Fund, as writer of an uncovered call, will be exposed to limitless risk.

      The use of a put option as a "hedge" against a decline in the price of a security owned by the Fund may be illustrated by the following example:

      If the Fund purchased 100 shares of XYZ Company at $30 and the price rose to $50, the Fund might seek to protect its profit by purchasing a put on XYZ stock exercisable at $50. While the Fund will pay a premium for the put, and reduce its profit, it will "lock in" its market profit of 20 points for the life of the put. If the market price declines, the Fund could exercise the put by selling its XYZ stock at $50. Of course, if the price of the underlying security were to rise still further, the Fund would not exercise the put.

      To the extent that option investment activities are designed to generate premium income rather than capital gains, these activities are comparable to the relatively risk-free opportunities offered by the purchase of government or corporate obligations. The Fund will utilize option strategies, including combinations such as those described below, where the anticipated income return is substantially greater than that obtainable from investments presenting lesser risk. There can be no assurance against loss if the market moves in a direction adverse to the Fund's position.

      Put and call option transactions may be effected in combinations. In management's view, the securities markets have become increasingly erratic, and portfolio securities, despite favorable performance by issuing companies, often do not develop buying support. As a result, securities with fundamental investment merit may nevertheless exhibit meandering price movements over an extended period. Management believes that the ability to write and purchase options in various combinations can assist the Fund in generating income, even in periods of lateral or downward market activity. While the Fund's principal objective is growth of capital, management believes that the interests of the Fund will be better served if additional income opportunities are available during periods in which the market outlook does not appear favorable to capital growth. In determining whether or not to seek income from the use of options, the Fund will consider the availability of income from other sources involving lesser risk, including government obligations, "money market" securities, and other income-oriented instruments, and will only engage in option transactions when it believes the income producing opportunities may be significantly greater.

      The following are examples of the types of option combinations that the Fund may utilize:

      A SPREAD is created by the purchase of an option and the concurrent sale of a different option on the same underlying security. A ratio spread is created by the current purchase and sale of different options in unequal quantities on the same underlying security. As an example, the Fund might purchase an XYZ call, exercisable at $60 and expiring in July, paying a premium of $500, and sell two calls exercisable at $65 with the same expiration date, receiving two premiums of $250 each. The Fund's only net cost incurred will be brokerage fees. Since the Fund has written two calls and purchased only one call, the purchased call covers one of the written calls, leaving the Fund uncovered on the second call written. The maximum profit on this spread will be $500, and will occur only if XYZ stock were at $65 at expiration of the calls, since the Fund will sell its $60 call for a profit of $500 and the two calls it had written will expire unexercised or worthless. Its potential profit on the spread will decline to zero if XYZ declined to $60 or rose to $70. At $60 or below, all calls will expire unexercised, with the Fund having lost only its initial brokerage fees. At $70, however, the Fund will be at risk as to the one uncovered call.

      A STRADDLE is created by purchasing or writing equal numbers of both put and call options on the same underlying security, with all options having the same exercise price and expiration date. For example, the Fund, selecting the stock of ABC Company as the underlying security, might sell July $60 puts at a $450 premium and July $60 calls at a $500 premium, for aggregate premiums of $950. The Fund will be "uncovered" as to each of the options, but as long as the market price of ABC remained between $69.50 and $50.50, the Fund will be in a net profit position by virtue of the $950 in premiums it had received, with its maximum profit attained if ABC remains at $60. The exercise against the Fund of either of the options at a time when the adverse spread exceeded $950 -- i.e., if the market price of ABC declined below $50.50 or rose above $69.50-- will result in a net loss to the Fund.

      A STRANGLE is similar to a straddle. It involves the writing of both a put and a call on the same underlying security. In the case of a strangle, the put and call will be written at exercise prices on different sides of the prevailing price of the underlying security. For example, the Fund might write a UVW July $85 put for $300 and write a UVW July $90 call for $500, at a time when the market price of UVW is $88. If UVW closed between $85 and $90 in July, the entire premium will be retained. At a market price of over $90 or under $85, one of the options written by the Fund will be exercised against it, with the loss on that option reducing the Fund's overall gain from the premium received. At market prices below $77 or above $98, the loss to the Fund on the option exercised will exceed the premium received.

      There are several other combinations of put and calls that the Fund might use. In each case, the nature of the combinations will depend upon the adviser's estimate of future market movement of the underlying security. In a combination in which any option is uncovered, the Fund will be accepting the risk that the market will move in a direction opposite to that anticipated. These strategies do not eliminate risk. Some of these strategies entail greater than ordinary risk.

      EXCHANGE LISTED OPTIONS: An exchange listed option is an option traded on a national securities exchange. These exchanges provide a central primary market for purchasing and writing options, and a secondary market in which holders may resell their options and writers may "close out" their option positions. The holder of an exchange listed put or call that is in a profitable position need not exercise his option to realize his profit. Instead, he may sell the option on the exchange's auction market.

      Liquidity of exchange listed options is maintained by the OCC, which acts as an intermediary between purchasers and sellers of exchange listed options. The writer of an option makes a commitment to the OCC, which in turn becomes the actual issuer of the option. The holder of an option exercises his right to buy or sell the underlying security by delivering an exercise notice to the OCC. The OCC then assigns the notice to a clearing member who has acted on behalf of a writer of an option having the same terms as the exercised option. The clearing member assigns the exercise notice to the writer of such an option. A writer that has been assigned an exercise notice will be unable to execute a closing transaction in that option.

      Transaction costs are incurred on the sales and purchases of options and the exercise of options in the form of brokerage commissions. Robert M. Furman, as the registered representative of Glickenhaus & Company, which is the Fund's principal broker, will benefit from the Fund's option transactions.

      STOCK INDEX OPTIONS: A stock index, such as Standard & Poor's 500 Index, assigns relative values to the common stocks included in that index. The index fluctuates with changes in the market values of the common stocks underlying the index. A STOCK INDEX OPTION is a contract that obliges the writer, upon exercise by the holder at a specified exercise price, to pay to the holder an amount equal to the difference between the exercise price and the value of the securities comprising the stock index.

      The Fund may write a put on a stock index when the Fund is not fully invested and anticipates a market advance, but where, in the Fund's opinion, the purchase of a call would be too expensive. If the index advances, the Fund will realize a profit on the premium received from the sale of the put. If the index declines below the amount of the premium received on the put, the Fund will suffer a loss.

      The Fund may write a call on a stock index when it is fully invested and anticipates a modest index rise, a neutral market or a market decline. In such an event, it will realize a profit from the call premium received. If the index advances at a greater rate than anticipated, the Fund could suffer a loss on the call. Assuming that the index correlates with its portfolio, the loss will be mitigated by an advance in the portfolio positions. If, conversely, the market declines, the Fund's profit on the call premium will mitigate the loss in the Fund's portfolio position.

      In engaging in stock index option transactions, the Fund will incur several risks, including the following:

        o The risk of imperfect correlation between the index and the Fund's portfolio securities, which ordinarily will not be the same as those underlying the index; and

        o The risk that lack of liquidity in the option markets will make it difficult for the Fund to effect a closing transaction in order to limit a developing loss or realize a gain in an option.

      The Fund intends to limit its index option transactions to options in which the Fund believes a liquid market has developed.

      SHORT SALES: The Fund may sell securities short as a defensive measure. Among the factors that management might consider in making short sales are a decreasing demand for a company's product, lower profit margins, management deficiencies, and a belief that a disparity exists between the price of a company's stock and its underlying assets or other values.

      Since short selling can result in profits when stock prices generally decline, the Fund can hedge the market risk to the value of its other investments and protect its equity in a declining market. The Fund can, at any given time, incur both the risk of a loss on the purchase or retention of a security, if the security should decline in value, and the risk of loss on a short sale if the security sold short should increase in value.

      In addition to the restrictions on short sales set forth in the prospectus, the following are additional investment restrictions applicable to short selling activities. Short sales by the Fund will generally be made for securities listed on a national securities exchange, although the Fund is authorized to sell short securities not so listed. The Fund may not sell short securities of any one issuer that are listed on a national securities exchange to an extent greater than 5% of the then aggregate net asset value of the Fund or securities of any one issuer that are not so listed to an extent greater than 1% of the then aggregate net asset value of the Fund. Existing short sale transactions will not be liquidated solely because a change in relative values causes one or more of the above percentage limitations to be exceeded. The Fund may not sell short securities of any one class of an issuer to an extent greater than 2% of the outstanding securities of the class if the securities are listed on a national securities exchange or to an extent greater than 0.5% of the outstanding securities of the class if the securities are not so listed. All short sales will be made in accordance with applicable regulations of the Federal Reserve Board.

      The Fund will not engage in short sales except for securities listed on one or more national securities exchanges or unlisted securities registered under Section 12(g) of the Securities and Exchange Act of 1934 and of which there are more than 2,000,000 shares outstanding.

      WARRANTS: A warrant is a speculative security because it carries no voting rights, no dividends, and no underlying right to a share of the assets of the issuing corporation. A warrant represents an option to purchase a particular security, within a specified period at a specified price. It does not represent ownership of a security, but rather only the right to buy the security. The market prices of warrants tend to fluctuate more widely than the market prices of the underlying securities. Warrant prices do not necessarily change parallel to the prices of the underlying securities. The Fund did not acquire any warrants during its most fiscal recent year.

      The Fund may invest in warrants to the extent of 10% of its net asset value. Warrants held in its portfolio will not be sold solely because a change in relative values causes the percentage limitation to be exceeded.


      FOREIGN SECURITIES: The Fund may invest in securities issued by foreign companies to the extent of 25% of its net asset value, subject to the limitation that the Fund may not have more than 15% of its net assets invested in illiquid or not readily marketable securities. Foreign securities held in its portfolio will not be liquidated because of change in relative values causes the percentage limitation to be exceeded. The 25% limitation will not apply to investments in securities that are listed in the United States on a national securities exchange.

      Investments in foreign securities involve certain considerations that are not typically associated with investing in domestic companies. An investment may be affected by changes in currency rates and in exchange control regulations. There may be less publicly available information about a foreign company than about a domestic company. Most foreign companies generally are not subject to uniform accounting, auditing, and financial reporting standards comparable to those applicable to domestic companies. Most foreign stock markets have substantially less volume than the New York Stock Exchange and securities of some foreign companies are less liquid and more volatile than securities of comparable domestic companies. There is generally less government regulation of stock exchanges, brokers, and listed companies than in the United States. In addition, with respect to certain foreign countries, there is a possibility of expropriation or confiscatory taxation, political or social instability, or diplomatic developments that could effect investments in those countries. Individual foreign economies may differ favorably or unfavorably from the United States economy with respect to growth of gross national product, rate of inflation, capital reinvestment, resource self sufficiency, and balance of payments. Dividends paid by foreign companies may be subject to a foreign withholding tax, which will reduce the Fund's income without a corresponding tax credit for the Fund's shareholders.

      The Fund has not acquired any foreign securities, other than foreign securities listed on a national securities exchange, in many years, but it may do so in the future if the acquisition of foreign securities appears consistent with the Fund's investment objectives.

                             MANAGEMENT OF THE FUND

      The business and affairs of the Fund are managed by a board of directors. Among other things, the board of directors possesses the authority to issue shares in the Fund, enter into management or investment advisory contracts, authorize the repurchase of shares of the Fund, and declare and pay dividends and distributions from the Fund. Below is information about each officer and director of the Fund.

NAME, ADDRESS, AND AGE   POSITION(S)                 PRINCIPAL
                          HELD WITH            OCCUPATION(S) DURING
                            FUND                  PAST FIVE YEARS


Ariel J. Goodman*         Chairman of   Partner of Furman, Anderson & Co., the
375 South End Avenue      the Board,    Fund's Adviser, 1997 to present;
Suite 28-L                President,    General Partner of Investor Data
New York, NY  10280       Treasurer,    Services, transfer agent and portfolio
                          Secretary     pricing and accountant services
Age 36                                  company that performs services for the
                                        Fund, 1997 to present;


                                        Registered representative of May Davis
                                        Group, broker-dealer, May 2000 to
                                        present;


                                        Registered representative of Drake &
                                        Company, broker-dealer, 1998 to May
                                        2000;

Stuart Becker             Director      Principal partner of Becker & Company,
Becker & Company                        P.C., public accountants,
551 Madison Avenue                      1990 to present.
8th Floor
New York, NY  10022

Age 57


*Ms. Goodman is an "interested person" of the Fund, as defined in the 1940 Act, by virtue of her ownership interest in Furman, Anderson & Co.


Director Share Ownership as of October 31, 2003

      The following table shows the amount of equity securities in the Fund owned by the directors as of December 31, 2002:

                                            DOLLAR RANGE OF EQUITY
           INTERESTED DIRECTORS                SECURITIES OWNED*
           --------------------             ----------------------

             Ariel J. Goodman                       NONE


                                            DOLLAR RANGE OF EQUITY
         DISINTERESTED DIRECTORS               SECURITIES OWNED*
         -----------------------           -----------------------

              Stuart Becker                         NONE


* The Fund is the only series of The Rainbow Fund, Inc.

COMPENSATION TABLE


      The following table describes the compensation paid to directors and the three highest paid officers of the Fund during the fiscal year ended October 31, 2002. All remuneration received by officers or employees of the Fund for the performance of services in such capacities was paid by Furman, Anderson & Co.

                                     PENSION OR                        TOTAL
                                     RETIREMENT      ESTIMATED     COMPENSATION
                      AGGREGATE       BENEFITS        ANNUAL      FROM FUND AND
  NAME OF PERSON,    COMPENSATION     ACCUED AS      BENEFITS      FUND COMPLEX
      POSITION        FROM FUND      PART OF FUND      UPON          PAID TO
                                      EXPENSES       RETIREMENT      DIRECTORS

Ariel J.  Goodman        None           None            None            None
Chairman of the
Board, President,
Treasurer,
Secretary

Stuart Becker            $600           None            None            $600
Director


CODE OF ETHICS

      The Fund and Furman, Anderson & Co., each have adopted codes of ethics pursuant to Rule 17j-1 of the 1940 Act. The codes of ethics are designed to detect and prevent improper personal trading. Each code of ethics permits Fund personnel to trade for their own accounts, including securities that may be purchased, sold, or held by the Fund subject to reporting certain permitted securities transactions and preclearance requirements. Each code of ethics is included as an exhibit to the Fund's registration statement which is on file with and available from the SEC.

CHARITABLE CONTRIBUTION PROGRAM

      The Fund donates 10% of its advisory fee to charitable organizations devoted to important issues within the gay and lesbian community. To facilitate the fair distribution of donations, an Advisory Committee to the Fund, consisting of prominent gays and lesbians experienced in charitable giving, has been assembled. The committee convenes once a year to disperse donations and recipients are listed every year in the Fund's annual report. Shareholders are invited by the committee to submit suggestions of charitable institutions believed worthy of receiving a charitable contribution.

               CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES


      Matthew Furman, an adult child of Robert M. Furman, may be deemed to be a control person of the Fund because as of October 31, 2002, he owned of record and beneficially 126,277 shares of the Fund's common stock, representing 44.4% of all of the Fund's issued and outstanding common stock. Matthew Furman's address is 7 East 86th Street, Apt. 14A, New York, NY 10028. Mr. Furman possesses a substantial minority of the Fund's issued and outstanding shares, which may permit him to exercise some control over matters which are subject to shareholder vote.

      Julie Rosenthal, an adult child of Robert M. Furman, owns of record and beneficially 18,270 shares of the Fund's common stock, representing 6.71% of all of the Fund's issued and outstanding common stock. Julie Rosenthal's address is 22 Driftwood Drive, Port Washington, NY 10050.

      As of the same date, none of the officers and directors of the Fund owned of record or beneficially any of the Fund's shares.

                     INVESTMENT ADVISORY AND OTHER SERVICES

INVESTMENT ADVISORY SERVICES


      The Fund's investment adviser is Furman, Anderson & Co., whose address is 375 South End Avenue, Suite 28-L, New York, NY 10280. The adviser was organized as a New York limited partnership by Robert M. Furman, who is its principal partner. Robert M. Furman, a controlling person of the adviser, is a member of the New York Stock Exchange and serves as the registered representative of Glickenhaus & Company, which is the Fund's principal broker for Fund portfolio transactions.

      Pursuant to an investment advisory agreement, the adviser advises the Fund on the investment and reinvestment of the Fund's assets and the administration of its affairs, subject to the supervision of the board of directors. The agreement provides that the adviser will:

        o Furnish the research, statistical analysis and studies on companies and industries that is required to formulate a continuous investment program for the Fund;
        o Regularly review the Fund's portfolio to assure that it remains consistent with its investment objectives;
        o Furnish, without expense to the Fund other than payment of the advisory fee, the services of members of its advisory organization, including persons who are officers or employees of the Fund;
        o Pay for all sales and promotional expenses in connection with distribution of the Fund's shares, except expenses relating to the printing and mailing of prospectuses to existing shareholders; and
        o Supply and pay for suitable office space and secretarial and administrative personnel necessary to:

                o Maintain Fund books and records not otherwise maintained and process general Fund administrative requirements not otherwise processed, pursuant to any administrative agreement as described below; and
                o Carry out stockholder relations programs and process and respond to stockholder correspondence.

      All other expenses not specifically assumed by the adviser are paid by the Fund. The agreement lists examples of these expenses, including the charges of any firm or corporation that, pursuant to an administrative agreement with the Fund, keeps and maintains the Fund's books and accounts and receives and processes share orders and redemptions, transfer agent and custodian fees, auditors' fees, brokerage commissions, taxes and corporate fees, office administration expenses such as telephone and postage charges, equipment rental and stationery costs, the cost of stock certificates, legal fees, printing and registration costs, fees to certain directors who are not interested persons of the adviser, and interest payable on the Fund's borrowings.

      The Fund pays the adviser an annual advisory fee at the rate of:

        o    0.63% of the  average  annual  net  asset  value  of the Fund  with respect to that portion of net assets not exceeding $2,000,000;
        o    0.5% of the average annual net asset value of the Fund with respect to that portion of net assets between  $2,000,000  and  $5,000,000;
             and
        o    0.375% of net assets in excess of $5,000,000.

      The adviser or its affiliates may also receive economic benefits through the receipt of brokerage commissions on Fund portfolio transactions.

      Under the present agreement, the fee to be paid to the adviser described above is to be reduced, but not below zero, by the amount, if any, by which the expenses of the Fund, exclusive of such compensation, interest, brokerage commissions, taxes, dividends on short sales, and legal fees incurred in connection with litigation in which the Fund is a plaintiff, exceed the following percentages of the indicated portions of the average annual net assets of the Fund:

                    ADVISORY FEE REDUCES
                         PORTION OF
                     AVERAGE ANNUAL NET                BY AMOUNT
                           ASSETS                   EXPENSES EXCEED

                   Below 10,000,000                      3.00%

                   From $10,000,000 to                   0.5%
                   $30,000,000

                   Above $30,000,000                     0.25%

      The adviser's fee will also be reduced, but not below zero, by 50% of the amount by which brokerage fees received by the adviser for Fund portfolio transactions exceed 2% of the Fund's average annual net assets. The adviser has agreed that the fee reduction will also apply as to brokerage fees received by any affiliate of the adviser, including Robert M. Furman, who is the registered representative of Glickenhaus & Company, which is the Fund's principal broker.

      The following table sets forth the advisory fee computation during the periods indicated:

            REDUCTION                          REDUCTION OF FEE
    ---------------------------    -----------------------------------------

     FISCAL YEAR       GROSS            DUE TO       DUE TO         NET
        ENDED        ADVISORY          EXPENSE      BROKERAGE    ADVISORY
      OCTOBER 31        FEE           LIMITATION   COMMISSIONS      FEE

         2000         $5,150            $5,150          0            0

         2001         $4,995            $4,995          0            0

         2002         $4,522            $4,522          0            0

      The agreement provides that in the absence of willful misfeasance, bad faith or gross negligence or reckless disregard for his obligations, the adviser shall not be liable for any act or omission in the course of, or in connection with, the services rendered under the new agreement. The agreement provides for termination without penalty, upon its assignment, or upon 60 days written notice, from either the adviser or the Fund.


ANNUAL BOARD APPROVAL OF THE INVESTMENT ADVISORY AGREEMENT

      At a meeting held on October 24, 2002, the Board of Directors of the Fund, including the Independent Directors, approved the continuation of the Fund's investment advisory agreement with the adviser for an additional one-year period. In connection with such approval, the Directors considered their legal responsibilities and reviewed the nature and quality of the adviser's services provided to the Fund and the adviser's experience and qualifications.

      After discussion, the Board of Directors concluded that the adviser had the capabilities, resources and personnel necessary to manage the Fund. The Board of Directors also concluded that based on the services that the adviser would provide to the Fund under the investment advisory agreement and the expenses incurred by the adviser in the performance of such services, the compensation to be paid to the adviser was fair and equitable. Based upon such information as it considered necessary to the exercise of its reasonable business judgment, the Board of Directors concluded unanimously that it was in the best interests of the Fund to continue the investment advisory agreement with the adviser for an additional one-year period.

      In evaluating and approving the investment advisory agreement between the Fund and the advisor, the Directors focused on a number of factors relating to the adviser's ability to perform under the investment advisory agreement. Such factors included: all facts bearing on the adviser's fee, the nature and quality of services to be provided to the shareholders and how the advisory fees and expense ratios compared to those of other funds in the industry. The Directors reviewed information about the rates of compensation paid to investment advisers, and overall expense ratios, for funds comparable in size, character and investment strategy to the Fund. The Board also considered the adviser's compliance systems and capabilities and its positive compliance history.

ADMINISTRATIVE SERVICES

      As of December 1, 1986, the Fund retained Investor Data Services to perform certain management-related services for the Fund. These services principally consist of record keeping, pricing, share purchase and redemption processing, and shareholder services. Investor Data Services is a partnership that is principally owned by Robert M. Furman. These services are set forth in the Accounting Services Agreement. Fees paid by the Fund to Investor Data Services for transfer agency services and for record keeping pricing and shareholder services during the last three fiscal years are set forth below:

               ACCOUNTING AND FISCAL      TRANSFER          PORTFOLIO
               YEAR ENDED OCTOBER 31     AGENCY FEES      PRICING FEES

                       2000                $7,200            $16,800

                       2001                $7,200            $16,800

                       2002                $7,200            $16,800


CUSTODIAN

      U.S. Bank, N.A., P.O. Box 1118, 425 Walnut Street ML6118, Cincinnati, OH 45201, is the Fund's custodian. It is responsible for holding all securities and cash of the Fund, receiving and paying for securities purchased, delivering against payment for securities sold, receiving and collecting income from investments, making all payments covering expenses of the Fund, and performing other administrative duties, all as directed by authorized persons. The custodian does not exercise any supervisory function in such matters as purchase and sale of portfolio securities, payment of dividends, or payment of expenses of the Fund. The Fund has authorized the custodian to deposit certain portfolio securities in central depository systems as permitted under federal law.




      AUDITING SERVICES: In 1998, the board of directors retained Tait, Weller & Baker, whose principal offices are at 8 Penn Center Plaza, Philadelphia, PA 19103-2108 as independent auditors to examine and report upon the financial statements filed with the SEC and other matters with respect to the audit of the accounts of the Fund for the fiscal year ended October 31, 1998 and years thereafter.


                    BROKERAGE ALLOCATION AND OTHER PRACTICES

      In placing its portfolio transactions, the adviser may select brokers, other than an affiliate of the adviser, who have furnished the Fund or the adviser with statistical, research or other services, provided that the best price and execution for processing the Fund transactions is obtained. Although the services from other brokers may be useful to the adviser, it is the opinion of the Fund's management that the services are only supplementary to the adviser's own research efforts, and it is not possible to put a dollar value on the services. The adviser has advised the Fund that the services from such brokers will not reduce the adviser's expenses. No regular formula will be used in connection with brokerage allocations.

      Transactions in portfolio securities may be directed for execution to qualified brokers charging commissions at least as favorable as other brokers similarly qualified. As to brokers other than affiliates of Furman, Anderson &

Co., the adviser has discretion to consider the full range and quality of a broker's services that benefit the Fund, including research services. When the commission rate reflects services furnished to the Fund in addition to the cost of execution, the adviser is required to stand ready to demonstrate that the expenditures were bona fide.

      Occasions may arise when sales or purchases of investments consistent with the Fund's investment policies and with other clients of the adviser or an affiliate of the adviser are being considered at or about the same time. When the Fund and these clients are simultaneously engaged in the purchase or sale of the same security, the transactions will be averaged as to price and allocated as to the amounts in accordance with a formula equitable to the Fund and each other client of the adviser. The formula will take into account the size of the transaction and the proportion in which the Fund participates in the transaction. As a result, some portfolio securities held by the Fund also may be held by one or more of the other clients of the adviser or its affiliates. It is recognized that in some cases combined purchases or sales may have a detrimental effect on the price or volume of the security involved insofar as the Fund is concerned. However, the adviser considers this to be unlikely in most, if not all, cases. The Fund believes that its ability to participate in volume transactions will produce better executions for the Fund, and this ability outweighs the possible occasional disadvantage.

      The investment advisory agreement provides that the Fund recognizes and intends that the adviser will act as the Fund's regular broker. Since the adviser assumed its advisory obligations, almost all of the Fund's portfolio transactions have been handled through the adviser or its affiliates. Robert M. Furman, principal equity owner of the adviser, is a registered representative of Glickenhaus & Company, which is the Fund's principal broker. The adviser will request Robert M. Furman to execute portfolio transactions except when it has determined that a better price or execution can be obtained through another broker. Brokerage charges on negotiated transactions executed by Robert M. Furman for the Fund may not be less favorable to the Fund than the contemporaneous charge for the execution of similar transactions to Robert M. Furman's most favored unaffiliated customers and will be priced on the basis of obtaining the best price and execution. The brokerage commissions may not reflect anything other than payment for the execution services performed on the transactions. Research services will not be a consideration in the allocation of brokerage to any affiliate of the adviser. Neither the adviser nor any affiliate receives or seeks to receive reciprocal brokerage business related to, or generated through, the execution of Fund portfolio transactions. These policies may be altered in the future depending upon changing commission rates and practices in the brokerage community.

      The following table sets forth gross brokerage commissions paid by the Fund and that portion of the gross commissions paid to the adviser or Robert M. Furman for the fiscal years specified:

        FISCAL YEAR ENDED        GROSS      COMMISSION PAID TO
           OCTOBER 31        COMMISSIONS   ADVISER OR AFFILIATE    PERCENTAGE

               2000             $29,800           $27,534            92%

               2001             $15,273           $14,129            93%

               2002             $6,878            $6,508             95%


                       CAPITAL STOCK AND OTHER SECURITIES

      All shares of the Fund, when issued, will be fully paid and non-assessable by the Fund. Shareholders have the right to require the Fund to obtain repurchase of their shares by the Fund at any time. The common stock does not have cumulative voting rights. This means that the holders of a majority of the outstanding shares may elect all of the directors.

                             SHAREHOLDER INFORMATION

      The Fund's common stock is offered to the public at a price per share equal to the net asset value, or NAV, per share. The Fund is a "no-load" fund. This means that there is no sales charge imposed for the sale of the Fund's common stock. The statements of assets and liabilities included in the financial statements demonstrates the manner in which the total offering price per share of the Fund is computed.

NET ASSET VALUE

      The NAV of each Fund share is determined as of the close of business of the New York Stock Exchange on each business day when the New York Stock Exchange is open at the close of its regular trading session. The NAV of Fund shares is not determined on days the New York Stock Exchange is closed, i.e., New Year's Day, Martin Luther King Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. The per share NAV of each Fund share is determined by dividing the total value of the Fund's securities and other assets, less liabilities, by the total number of shares outstanding. Each listed security is valued at the last reported sale price. If no trade has occurred, securities will be valued at the last reported sale price on the day last traded. Securities not traded on any exchange will be valued at their last quoted bid price in the over-the-counter market. Exchange-traded options are valued at the last sale price unless there is no timely sale price, in which event current prices provided by market makers will be used. Fixed-income securities are valued daily on the basis of valuations furnished by an independent pricing service. Any securities or other assets for which market quotations are not readily available will be valued at fair value as determined in good faith by the board of directors.

REDEMPTION

      The Fund's shares are redeemable at any time by a shareholder at the net value next determined after receipt of a written request for redemption.

REINVESTMENT OF DIVIDENDS AND DISTRIBUTIONS

      If investors do not elect in writing or by phone to receive their dividends and distributions in cash, all income dividends and capital gains distributions, if any, on their shares are reinvested automatically in additional shares of the Fund at the NAV determined on the first business day following the record date. Checks for cash dividends and distributions and confirmations of reinvestments are usually mailed to shareholders within ten days after the record date. Any election of the manner in which a shareholder wishes to receive dividends and distributions that may be made on the New Account Application form or by phone will apply to dividends and distributions the record dates of which fall on or after the date that a Fund receives such notice. Changes to distribution options must be received at least three days prior to the record date to be effective for that date. Investors receiving cash distributions and dividends may elect in writing or by phone to change back to automatic reinvestment at any time.



                              TAXATION OF THE FUND


The Fund is treated for federal income tax purposes as a separate entity. As a regulated investment company, the Fund will not be subject to federal income or excise tax on any of its net investment income or net realized capital gains, which are timely distributed to shareholders under the Internal Revenue Code (the "Code"). A number of technical rules are prescribed for computing net investment income and net capital gains. For example, dividends are generally treated as received on the ex-dividend date. Also, certain foreign currency losses and capital losses arising after October 31 of a given year may be treated as if they arise on the first day of the next taxable year.

BACKUP WITHHOLDING. The Fund is required to withhold 30% of all taxable dividends, capital gain distributions and redemption proceeds payable to individuals and certain other non-corporate shareholders who do not provide the Fund or Adviser with a correct taxpayer identification number. Withholding at that rate also is required from taxable dividends and capital gain distributions payable to those shareholders who otherwise are subject to backup withholding.

SALE OF FUND SHARES. A shareholder's sale (redemption) of Fund shares may result in a taxable gain or loss, depending on whether the shareholder receives more or less than his or her adjusted basis in the shares. In addition, if Fund shares are bought within 30 days before or after selling other shares of the Fund at a loss, all or a portion of that loss will not be deductible and will increase the basis in the newly purchased shares.

QUALIFICATION AS A REGULATED INVESTMENT COMPANY. The Fund intends to elect to be, and qualify for treatment as, a regulated investment company ("RIC") under the Code. To so qualify, the Fund must distribute to its shareholders for each taxable year at least 90% of its investment company income (consisting generally of net investment income, net short-term capital gain and net gain from certain foreign currency transactions). In addition to this requirement ("Distribution Requirement"), the Fund must meet several additional requirements, including the following: (i) the Fund must derive at least 90% of its gross income each taxable year from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of securities or foreign currencies, or other income (including gains from options, futures or forward currency contracts) derived with respect to its business of investing in securities or those currencies ("Income Requirement"); (ii) at the close of each quarter of the Fund's taxable year, at least 50% of the value of its total assets must be represented by cash and cash items, U.S. government securities, securities of other RICs and other securities that are limited, in respect of any one issuer, to an amount that does not exceed 5% of the value of the Fund's total assets and that does not represent more than 10% of the issuer's outstanding voting securities and (iii) at the close of each quarter of the Fund's taxable year, not more than 25% of the value of its total assets may be invested in securities (other than U.S. government securities or the securities of other RICs) of any one issuer.


If the Fund failed to qualify for treatment as a RIC for any taxable year, (i) it would be taxed as an ordinary corporation on its taxable income for that year without being able to deduct the distributions it makes to its shareholders and
(ii)  the   shareholders   would  treat  all  those   distributions,   including
distributions that otherwise would be "exempt-interest dividends" and distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss), as taxable dividends (that is, ordinary income) to the extent of the Fund's earnings and profits. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying for RIC treatment.

OTHER INFORMATION. Dividends and other distributions the Fund declares in October, November or December of any year that are payable to its shareholders of record on a date in any of those months will be deemed to have been paid by the Fund and received by the shareholders on December 31 of that year if the Fund pays the distributions during the following January.

If the Fund invests in equity securities of corporations, a portion of the dividends (whether paid in cash or in additional Fund shares) from the investment company taxable income may be eligible for the dividends-received deduction allowed to corporations. The eligible portion for the Fund may not exceed the aggregate dividends it receives from U.S. corporations (and capital gain distributions thus are not eligible for the deduction). However, dividends received by a corporate shareholder and deducted by it pursuant to the dividends-received deduction are subject indirectly to the federal alternative minimum tax.

If Fund shares are sold at a loss after being held for six months or less, the loss will be treated as long-term, instead of short-term, capital loss to the extent of any capital gain distributions received thereon. Investors also should be aware that if shares are purchased shortly before the record date for a taxable dividend or capital gain distribution, the shareholder will pay full price for the shares and receive some portion of the price back as a taxable distribution.

The Fund will be subject to a nondeductible 4% excise tax ("Excise Tax") to the extent it fails to distribute by the end of any calendar year substantially all of its ordinary income for the calendar year and capital gain net income for the one-year period ending on October 31 of that year, plus certain other amounts.


Dividends and interest received, and gains realized, by the Fund on foreign securities may be subject to income, withholding or other taxes imposed by foreign countries and U.S. possessions (collectively "Foreign Taxes") that would reduce the return on its securities. Tax conventions between certain countries and the U.S., however, may reduce or eliminate Foreign Taxes, and many foreign countries do not impose taxes on capital gains in respect of investments by foreign investors. If more than 50% of the value of the Fund's total assets at the close of its taxable year consists of securities of foreign corporations, it will be eligible to, and may, file an election with the Internal Revenue Service that will enable its shareholders, in effect, to receive the benefit of the foreign tax credit with respect to any Foreign Taxes it paid. Pursuant to the election, the Fund would treat those taxes as dividends paid to its shareholders and each shareholder (i) would be required to include in gross income, and treat as paid by him or her, his or her proportionate share of those taxes, (ii) would be required to treat his or her share of those taxes and of any dividend paid by the Fund that represents income from foreign or U.S. possessions sources as his or her own income from those sources and (iii) could either deduct the Foreign Taxes deemed paid by him or her in computing his or her taxable income or, alternatively, use the foregoing information in calculating the foreign tax credit against his or her federal income tax. The Fund will report to its shareholders shortly after each taxable year the shares of Foreign Taxes paid to, and the income from sources within, foreign countries and U.S. possessions if it makes this election. Individuals who have no more than $300 ($600 for married persons filing jointly) of creditable Foreign Taxes included on Forms 1099 and all of whose foreign source income is "qualified passive income" may elect each year to be exempt from the extremely complicated foreign tax credit limitation, in which event they would be able to claim a foreign tax credit without having to file the detailed Form 1116 that otherwise is required.

The Fund may invest in the stock of PFICs if that stock is a permissible investment. A PFIC is any foreign corporation (with certain exceptions) that, in general, meets either of the following tests: (i) at least 75% of its gross income is passive or (ii) an average of at least 50% of its assets produce, or are held for the production of, passive income. Under certain circumstances, the Fund will be subject to federal income tax on a portion of any "excess distribution" received on the stock of a PFIC or of any gain from disposition of that stock (collectively "PFIC income"), plus interest thereon, even if the Fund distributes the PFIC income as a taxable dividend to its shareholders. The balance of the PFIC income will be included in the Fund's investment company taxable income and, accordingly, will not be taxable to it to the extent it distributes that income to its shareholders.

If the Fund invests in a PFIC and elects to treat the PFIC as a "qualified electing fund" ("QEF"), then in lieu of the foregoing tax and interest obligation, the Fund will be required to include in income each year its pro rata share of the QEF's annual ordinary earnings and net capital gain (which it may have to distribute to satisfy the Distribution Requirement and avoid imposition of the Excise Tax), even if the QEF does not distribute those earnings and gain to the Fund. In most instances it will be very difficult, if not impossible, to make this election because of certain requirements.

The Fund may elect to "mark to market" its stock in any PFIC. "Marking to market," in this context, means including in ordinary income each taxable year the excess, if any, of the fair market value of a PFIC's stock over the Fund's adjusted basis therein as of the end of that year. Pursuant to the election, a fund also would be allowed to deduct (as an ordinary, not capital, loss) the excess, if any, of its adjusted basis in PFIC stock over the fair value thereof as of the taxable year-end, but only to the extent of any net mark to market gains with respect to that stock included by the Fund for prior taxable years under the election. The Fund's adjusted basis in each PFIC's stock with respect to which it has made this election will be adjusted to reflect the amounts of income included and deductions taken thereunder.

If a RIC makes the "mark to market" election after the beginning of its holding period with respect to PFIC stock, its tax for the year of the election will be increased by the aggregate amount of interest that it would have been charged under Section 1291(c)(3) of the Code if it had not made the election. No deduction is allowed the RIC for any such increase in its tax. However, no increase in tax for such interest charge is required if the RIC had already elected to mark the stock to market for the stock held on the last day of the preceding taxable year.

Under the Treasury Regulations (the "Regulations") under Section 1296 of the Code, in the case of any RIC that is offering for sale, or has outstanding, any stock of which it is the issuer and which is redeemable at net asset value, if the RIC owns directly or indirectly (as defined in the Regulations) stock in any PFIC, that stock will be treated as "marketable" stock owned by the RIC in respect of which a "mark to market" election may be made. Except as is otherwise to be provided in the Regulations, in the case of any other RIC that publishes net asset valuations at least annually, if the RIC owns directly or indirectly (as defined in the Regulations) stock in any PFIC, that stock will similarly be treated as "marketable" stock owned by the RIC in respect of which a "mark to market" election also may be made.

To the extent provided in Regulations, the taxable income of a RIC (other than a RIC which elected to compute capital gain net income during its full taxable year for purpose of the excise tax) is computed without regard to any net reduction in the value of any stock of a PFIC with respect to which a PFIC "mark to market" election is in effect occurring after October 31st of the taxable year. Any reduction is treated as occurring on the first day of the following taxable year.

The use of hedging strategies, such as writing (selling) and purchasing options and futures contracts and entering into forward currency contracts, involves complex rules that will determine for income tax purposes the amount, character and timing of recognition of the gains and losses the Fund realizes in connection therewith. Gains from the disposition of foreign currencies (except certain gains that may be excluded by future regulations), and gains from options, futures and forward currency contracts the Fund derives with respect to its business of investing in securities or foreign currencies, will be treated as qualifying income under the Income Requirement.

Certain futures, foreign currency contracts and listed nonequity options (such as those on a securities index) in which the Fund may invest may be subject to
Section 1256 of the Code ("Section 1256 Contracts"). Any Section 1256 Contracts the Fund holds at the end of each taxable year generally must be "marked to market" (that is, treated as having been sold at that time for their fair market value) for federal income tax purposes, with the result that unrealized gains or losses will be treated as though they were realized. Sixty percent of any net gain or loss recognized on these deemed sales, and 60% of any net realized gain or loss from any actual sales of Section 1256 Contracts, will be treated as long-term capital gain or loss, and the balance will be treated as short-term capital gain or loss. These rules may operate to increase the amount that the Fund must distribute to satisfy the Distribution Requirement (i.e., with respect to the portion treated as short-term capital gain), which will be taxable to the shareholders as ordinary income, and to increase the net capital gain the Fund recognizes, without in either case increasing the cash available to the Fund. The Fund may elect not to have the foregoing rules apply to any "mixed straddle" (that is, a straddle, clearly identified by the fund in accordance with the regulations, at least one (but not all) of the positions of which are Section 1256 Contracts), although doing so may have the effect of increasing the relative proportion of net short-term capital gain (taxable as ordinary income) and thus increasing the amount of dividends that must be distributed.

Gains or  losses  (i) from the  disposition  of  foreign  currencies,  including forward currency contracts, (ii) on the disposition of each foreign-currency-denominated debt security that are attributable to fluctuations in the value of the foreign currency between the dates of acquisition and disposition of the security and (iii) that are attributable to exchange rate fluctuations between the time the Fund accrues interest, dividends or other receivables, or expenses or other liabilities, denominated in a foreign currency and the time the Fund actually collects the receivables or pays the liabilities, generally will be treated as ordinary income or loss. These gains, referred to under the Code as "Section 988" gains or losses, will increase or decrease the amount of the Fund's investment company taxable income available to be distributed to its shareholders as ordinary income, rather than increasing or decreasing the amount of its net capital gain. If Section 988 losses exceed other investment company taxable income during a taxable year, the Fund would not be able to distribute any dividends, and any distributions made during that year before the losses were realized would be recharacterized as a return of capital to shareholders, rather than as a dividend, thereby reducing each shareholder's basis in his or her fund shares.

Offsetting positions in any actively traded security, option, futures or forward contract entered into or held by the Fund may constitute a "straddle" for federal income tax purposes. Straddles are subject to certain rules that may affect the amount, character and timing of the Fund's gains and losses with respect to positions of the straddle by requiring, among other things, that (i) loss realized on disposition of one position of a straddle be deferred to the extent of any unrealized gain in an offsetting position until the latter position is disposed of, (ii) the Fund's holding period in certain straddle positions not begin until the straddle is terminated (possibly resulting in gain being treated as short-term rather than long-term capital gain) and (iii) losses recognized with respect to certain straddle positions, that otherwise would constitute short-term capital losses, be treated as long-term capital losses. Applicable regulations also provide certain "wash sale" rules, which apply to transactions where a position is sold at a loss and a new offsetting position is acquired within a prescribed period, and "short sale" rules applicable to straddles. Different elections are available to the Fund, which may mitigate the effects of the straddle rules, particularly with respect to "mixed straddles" (i.e., a straddle of which at least one, but not all, positions are Section 1256 Contracts).

When a covered call option written (sold) by the Fund expires, it will realize a short-term capital gain equal to the amount of the premium it received for writing the option. When a fund terminates its obligations under such an option by entering into a closing transaction, it will realize a short-term capital gain (or loss), depending on whether the cost of the closing transaction is less (or more) than the premium it received when it wrote the option. When a covered call option written by the Fund is exercised, the Fund will be treated as having sold the underlying security, producing long-term or short-term capital gain or loss, depending on the holding period of the underlying security and whether the sum of the option price received on the exercise plus the premium received when it wrote the option is more or less than the underlying security's basis.

If the Fund has an "appreciated financial position"-- generally, an interest (including an interest through an option, futures or forward currency contract or short sale) with respect to any stock, debt instrument (other than "straight debt") or partnership interest the fair market value of which exceeds its adjusted basis--and enters into a "constructive sale" of the position, the Fund will be treated as having made an actual sale thereof, with the result that gain will be recognized at that time. A constructive sale generally consists of a short sale, an offsetting notional principal contract or a futures or forward currency contract entered into by the Fund or a related person with respect to the same or substantially identical property. In addition, if the appreciated financial position is itself a short sale or such a contract, acquisition of the underlying property or substantially identical property will be deemed a constructive sale. The foregoing will not apply, however, to the Fund's transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the Fund holds the appreciated financial position unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the Fund's risk of loss regarding that position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as having an option to sell, being contractually obligated to sell, making a short sale or granting an option to buy substantially identical stock or securities).

If the Fund acquires zero coupon or other securities issued with original issue discount ("OID") and/or TIIS, on which principal is adjusted based on changes in the Consumer Price Index, the Fund must include in its gross income the OID that accrues on those securities, and the amount of any principal increases on TIIS, during the taxable year, even if the Fund receives no corresponding payment on them during the year. Similarly, if the Fund invests in payment-in-kind ("PIK") securities, it must include in its gross income securities it receives as "interest" on those securities. The Fund may elect similar treatment with respect to securities purchased at a discount from their face value ("Market Discount"). Because the Fund annually must distribute substantially all of its investment company taxable income, including any accrued OID, Market Discount and other non-cash income, to satisfy the Distribution Requirement and avoid imposition of the Excise Tax, it may be required in a particular year to distribute as a dividend an amount that is greater than the total amount of cash it actually receives. Those distributions would have to be made from the Fund's cash assets or from the proceeds of sales of portfolio securities, if necessary. The Fund might realize capital gains or losses from those sales, which would increase or decrease its investment company taxable income and/or net capital gain. To qualify for treatment as a regulated investment company, the Fund must, among other things, derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies or other income derived with respect to its business of investing. For purposes of this test, gross income is determined without regard to losses from the sale or other dispositions of stock or securities.


                                PERFORMANCE DATA

      Reference is made to the information supplied under this section entitled "Strategies, Risks, and Performance" in the prospectus. This statement of additional information constitutes Part B of the Post-Effective Amendment of the Fund's Registration Statement No. 40 that has been filed with the SEC on Form N-1A.

                              FINANCIAL STATEMENTS

      Reference is made to the information supplied under the section entitled "Financial Highlights" in the prospectus. This statement of additional information constitutes Part B of the Post-Effective Amendment of the Fund's Registration Statement No. 40 that has been filed with the SEC on Form N-1A.

      The audited financial statements for the period ended October 31, 2002 are hereby incorporated into this statement of additional information by reference to the Fund's Annual Report, dated October 31, 2002. Copies of these reports accompany this statement of additional information.

            DOCUMENTS INCORPORATED BY REFERENCE TO THE ANNUAL REPORT


Schedules of Investments as of October 31, 2002

Statements of Operations for the period ended October 31, 2002

Statements of Assets and Liabilities as of October 31, 2002

Statements of Changes in Net Assets for the periods ended October 31, 2001 and 2002

Notes to Financial Statements

Report of Independent Accountant

      The portions of the annual report that are not specifically listed above are not incorporated by reference into this statement of additional information and are not part of the Registration Statement.

      This statement of additional information has been filed with the SEC, Washington, D.C., 20549 as part of Post Effective Amendment No. 40 to the Registration Statement of The Rainbow Fund, Inc. pursuant to the Securities Act of 1933 and the 1940 Act.

                                     PART C

                                OTHER INFORMATION

                             The Rainbow Fund, Inc.

Item 23.        Exhibits:
                --------

      (a) Copy of the Registrant's Articles of Incorporation dated December 22, 1989.(1)
      (b)       Restated By-Laws.(2)
      (c)       Not Applicable.
      (d) Investment Advisory Agreement between the Registrant and Furman, Anderson & Co. dated September 6, 1974.(3)
      (e)       Not Applicable.
      (f)       Not Applicable.
      (g) Custody Agreement between Registrant and Star Bank, N.A. dated May 3, 1996.(4)
      (h)(1) Accounting Services Agreement between Registrant and Investor Data Services dated December 1, 1986.(5)
      (h)(2) Transfer Agency and Administration Agreement between Registrant and Investor Data Services dated December 1, 1986.(6)
      (i)       Not Applicable.
      (j)       Consent of Independent Auditors.(7)
      (k)       Not Applicable.
      (l)       Not Applicable.
      (m)       Not Applicable.
      (n)       Not Applicable.
      (o)       Not applicable.
      (p)(1)    Code of Ethics of The Rainbow Fund, Inc. dated
                October 2, 2001.(8)
      (p)(2)    Code of Ethics of Furman, Anderson & Co. dated
                October 2, 2001.(9)

---------------
(1) Incorporated herein by reference from Post-Effective Amendment No. 36 to Registrant's registration statement on Form N-1A (File Nos. 2-26011 and 811-01476) ("Post-Effective Amendment No. 36"), as filed with the Securities and Exchange Commission (the "SEC") on October 28, 1998.

(2) Incorporated herein by reference from Post-Effective Amendment No. 36, as filed with the SEC on October 28, 1998.

(3) Incorporated herein by reference from Post-Effective Amendment No. 36, as filed with the SEC on October 28, 1998.

(4) Incorporated herein by reference from Post-Effective Amendment No. 36, as filed with the SEC on October 28, 1998.

(5) Incorporated herein by reference from Post-Effective Amendment No. 36, as filed with the SEC on October 28, 1998.

(6) Incorporated herein by reference from Post-Effective Amendment No. 36, as filed with the SEC on October 28, 1998.

(7) Filed herewith.

(8) Incorporated herein by reference from Post-Effective Amendment No. 38, as filed with the SEC on October 5, 2001.

(9) Incorporated herein by reference from Post-Effective Amendment No. 38, as filed with the SEC on October 5, 2001.

Item 24.   Persons  Controlled  by  or  Under  Common  Control  with
           -----------------------------------------------------------
Registrant
----------

      Mr. Furman is a majority owner of Investor Data Services, a New York, Partnership which, since December 1, 1986, has provided management and transfer agency services to Registrant.

Item 25.   Indemnification
           ---------------

      There are no contracts or arrangements pertaining to indemnification.

      The Fund is required under Article TENTH of its Articles of Incorporation and Article TENTH of its By-Laws to indemnify any person to the fullest extent permitted by Maryland law by reason of the fact that any such person is or was an officer or director of the fund. Reference is made to Article TENTH of the Fund's Articles of Incorporation and By-Laws, both of which documents have been filed as Exhibits to this Registration Statement and are incorporated in this
Item 27 by reference.

      Section 2-418 of the Maryland General Corporation Law generally provides that a corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that the act or omission of the director was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty or that the director actually received an improper personal benefit in money, property or services or, in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. However, if the proceeding was one by or the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.

      A director may not be indemnified in respect of any proceeding charging improper personal benefit to the director in which the director was adjudged to be liable on the basis that personal benefit was improperly received.

      Further, unless limited by the Articles of Incorporation, a director who has been successful on the merits or otherwise in the defense of any proceeding referred to above, shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding. A court of appropriate jurisdiction may nevertheless award indemnification if it determines that a director is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances, whether or not the director has met the standards of conduct set forth above or has been adjudged liable on the basis that personal benefit was improperly received; however, in the latter case, indemnification shall be limited to expenses.

      A determination that a director is entitled to indemnification must be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors not, at the time, parties to such proceeding, (b) by special legal counsel selected by the Board of Directors, or (c) by the stockholders.

      Reasonable expenses incurred by a director who is a party to a proceeding maybe paid or reimbursed by a corporation in advance of the final disposition of the proceeding upon receipt of the corporation of a written affirmation by the director of such director's good faith belief that he has met the standard of conduct necessary for indemnification and that he will repay the amount so indemnified if it is ultimately determined that the standard of conduct has not been met. Such undertaking need not be secured and may be accepted without reference to financial ability to make the repayment.

      Maryland General Corporation Law specifically provides that the indemnification permitted under said law may not be deemed exclusive of any other rights, by indemnification or otherwise, by which a director may be entitled under the Articles of Incorporation, the By-Laws, a Resolution of Stockholders or Directors, an agreement or otherwise, both as to action in an official capacity and as to action in any other capacity while holding such office.

      The Maryland General Corporation Law also provides that an officer of the corporation who is successful on the merits or otherwise in the defense of any proceeding shall be indemnified against reasonable expenses incurred by him in connection with the proceeding to the same extent as a director would be indemnified, and may advance expenses to an officer to the same extent that it may indemnify directors. A corporation is further entitled to indemnify and advance its expenses to an officer, consistent with law, as may be provided in its Articles of Incorporation, By-Laws, General or Specific Action of Board of Directors or Contract.

      The   By-Laws  of  the  Fund   referred   to  above   specifically   allow
indemnification of officers to the same extent available to directors.

Item 26.   Business and other Connections of the Investment Adviser
           --------------------------------------------------------

      Mr. Furman is the majority partner in Furman, Anderson & Co., the Fund's investment adviser. Ariel Goodman, Chairman and President of the Fund, became a minority partner of Furman, Anderson & Co., in August of 1997. Reference is made to "Management of the Fund" in the Statement of Additional Information." Furman, Anderson & Co. has been the Fund's investment adviser since 1974.

      Mr. Furman is also a majority partner of Investor Data Services, which provides transfer agency, administrative and accounting services to the Fund.

      Mr. Furman, who is a registered representative with Glickenhaus & Company, a registered broker-dealer, is principally responsible for the execution of the Fund's transactions.

Item 27.   Principal Underwriters
           ----------------------

      None.

Item 28.   Location of Accounts and Records
           --------------------------------

      Physical possession of records required under Regulation 270.31a-1(b) (1),
(2), (3), (5), (6), (7) and (8) was maintained with Investor Data Services, 1 World Trade Center, Suite 8735, New York, NY 10048 from May 17, 2000 to September 11, 2001 and were destroyed on September 11, 2001. The Registrant has ascertained that no back-up records are available. The Registrant maintains all post-September 11, 2001 records at 375 South End Avenue, Suite 28-L, New York, NY 10280.

      Records  required to be maintained under  Regulation  270.31(a)-1(b)  (4),
(5), (6), (7), (9), (10) and (n) were maintained at the Fund's offices, 1 World Trade Center, Suite 8735, New York, NY 10048 from May 17, 2000 to September 11, 2001 and were destroyed on September 11, 2001. The Registrant has ascertained that no back-up records are available. The Registrant maintains all post-September 11, 2001 records at 375 South End Avenue, Suite 28-L, New York, NY 10280.

      Records required to be maintained under Regulation 270.31A-1(f) were maintained at the offices of Furman, Anderson & Co., 1 World Trade Center, Suite 8735, New York, NY 10048 from May 17, 2000 to September 11, 2001 and were destroyed on September 11, 2001. The Registrant has ascertained that no back-up records are available. The Registrant maintains all post-September 11, 2001 records at 375 South End Avenue, Suite 28-L, New York, NY 10280.

Item 29.   Management Services
           -------------------

      Investor Data Services, an affiliate of Furman, Anderson & Co. furnishes certain administrative, record keeping and accounting services for the Registrant, including certain records required to be maintained in accordance with Rule 31a-1 under the Investment Company Act of 1940.

      See "Administrative Services" in the Statement of Additional Information for information concerning amounts paid to Investor Data Services during the past three fiscal years.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The Rainbow Fund, Inc., certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act and has duly caused this Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 26th day of February 2003.

                                    THE RAINBOW FUND, INC.


                                    By:   /s/ Ariel J. Goodman
                                          -------------------------
                                          Name:  Ariel J. Goodman
                                          Title: President

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 40 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                          Chairman of the Board, President    February 25, 2003
/s/ Ariel J. Goodman      Treasurer, Secretary
----------------------
Ariel J. Goodman

/s/ Stuart Becker         Director                            February 25, 2003
----------------------
Stuart Becker

                             THE RAINBOW FUND, INC.

                                  EXHIBIT INDEX
                                       TO
                         POST-EFFECTIVE AMENDMENT NO. 40
                                       TO
                             REGISTRATION STATEMENT
                                  ON FORM N-1A


      (j)    Consent of Independent Auditors dated February 27, 2003